UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3429-5000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Condensed Consolidated Interim statement of financial position (Unaudited) as of March 31, 2024, and December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director